---------------------------
   FORM 4
__ Check this box if no
   longer subject to
   Section 16. Form 4
   or Form 5 obligations
   may continue. See
   Instruction 1(b).
   (Print or type responses)
----------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.

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
--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to Issuer
    Reporting Person*                                                                             (Check all applicable)
                                                                            __  Director                     X 10% Owner
Upchurch      Jesse     L.        Base Ten Systems, Inc. (BASEA)            __  Officer (give title below)  __ Other (specify below)
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(Last)        (First)   (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Filing
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                         X  Form Filed by One Reporting Person
c/o Upchurch Corporation                          (Voluntary)             11/98            __ Form Filed by More than One Reporting
500 Main Street                                                                               Person
-------------------------------------------                            ------------------
                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)
Fort Worth        TX       76102                                              12/98
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(City)         (State)       (Zip)         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                        and 4)
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                                         Code   V          Amount  (A) or (D)  Price
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Class A Common Stock         11/02/98     P                   6,500     A      $2.9687                      I         By corporation
                                                                                                                      (1)
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Class A Common Stock         11/02/98     P                   5,000     A      $2.9687                      I         By corporation
                                                                                                                      (1)
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Class A Common Stock         11/24/98     P                  10,000     A      $2.875   1,250,050           I         By corporation
                                                                                        (2)                           (1)
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Class A Common Stock         11/12/98     P               6,666,666     A      $3.00    7,191,469           D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 4 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)



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1. Title   2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11.Nature of
   of         sion or     action     action    Derivative     Exer-         and           of       of          ship       Indirect
   Deri-      Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form       Beneficial
   vative     Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-   Ownership
   Secu-      Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative     (Instr.4)
   rity       vative      Day/                 of (D)         Date          Lying         rity     rities      Security:
   (Instr.    Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                          4, and 5)      Day/          ties           5)      cially      (D) or
                                                              Year)         (Instr.                Owned       Indirect
                                                                            3 and 4)                at End      (I)
                                                                                                   of          (Instr.
                                                                                                   Month        4)
                                                                                                   (Instr.
                                                                                                   4)
                                ------------------------------------------------------
                                Code V  (A)  (D)   Date      Expir-   Title   Amount
                                                   Exerci-   ation            or
                                                   sable     Date             Number
                                                                              of
                                                                              Shares
                                -----------------------------------------------------
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Common        $3.00      11/12/98 P  1,000,000     immediate 11/12/05 Class A 1,000,000 $20,000,000  1,000,000  D
Stock Warrants                                                        Common                 (3)
(right to buy)                                                        Stock
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9.01%         $4.00                                immediate 3/21/03  Class A 2,500,000             10,000,000  I       By trust(4)
Convertible                                                           Common
Debenture                                                             Stock
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Explanation of Responses:

(1) Owned by World Video Library, of which the reporting person is the sole shareholder.

(2) Represents 1,018,650 shares held by Trust "C" of the C.J. Upchurch Family Trust and 231,400 shares held by World Video Library, of which the reporting person is the Trustee and sole shareholder, respectively.

(3) The Common Stock Warrants were purchased in connection with the purchase of 6,666,666 shares of Class A Common Stock disclosed in Table I herein.  The aggregate purchase price for the Common Stock Warrants and 6,666,666 shares of Class A Common Stock was
    $20,000,000.

(4) Owned by Trust "C" of the C.J. Upchurch Family Trust, of which the reporting person is the Trustee.


** Intentional misstatements or omissions of                 /s/ Jesse L. Upchurch                           04/19/99
   facts constitute Federal Criminal                     By:-----------------------------------              --------
   Violations.                                               Jesse L. Upchurch                               Date
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one
         of which must be manually signed.
         If space provided is insufficient,
         see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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